Exhibit (a)(35)
UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

Master Docket No. 1:10-CV-11356

IN RE GENZYME COPRORATION SHAREHOLDER LITIGATION	AMENDED SHAREHOLDER CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED
     Plaintiffs, Jerry L. & Mena M. Morelos Revocable Trust, Bernard Malina, Emanuel Resendes, William S. Field, III, Trustee U/A Dated October 12, 1991 By William S. Field Jr., and Warren Pinchuck (“Plaintiffs”), individually and on behalf of all other persons similarly situated, allege the following based upon the investigation by Plaintiffs’ counsel, which included, inter alia, a review of the U.S. Securities and Exchange Commission (“SEC”) filings, wire and press releases, securities analysts’ reports, advisories, news articles and information readily obtainable on the Internet.
NATURE OF THE ACTION
     1. Plaintiffs bring this action individually and as a class action on behalf of all persons, other than defendants and their affiliates, who own Genzyme Corporation (“Genzyme” or the “Company”) common stock and are similarly situated (the “Class”) against Genzyme and certain of its officers and directors for compensatory damages and equitable relief because the Individual Defendants1 have put their own self-interests ahead and to the detriment of those of the public shareholders in responding to the proposal to acquire the Company by Sanofi-Aventis (“Sanofi”), publicly announced on August 29, 2010 (the “Sanofi Offer”).
     2. Genzyme, a Massachusetts corporation located in Cambridge, Massachusetts, is a global biotechnology company that is focused on rare genetic disease disorders, renal disease,

[1]	As defined infra.

orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Genzyme is protected from generic competition because its products and pipeline focus on extremely rare genetic diseases.
     3. While the Company has an enviable product pipeline and current valuable products, under the direction of Genzyme Chief Executive Officer (“CEO”) defendant Henri A. Termeer (“Termeer”), the Company has experienced continuous problems with its manufacturing facilities resulting in a series of regulatory actions taken by the federal Food and Drug Administration (“FDA”). On February 27, 2009, the FDA sent the Company a warning letter in which federal regulators notified the Company about “significant objectionable conditions” at its Boston manufacturing plant. A few months later, the Company shut down its Boston plant because of a viral contamination. Unsurprisingly, the market reacted negatively to these significant problems even though they were curable.
     4. The Company’s manufacturing problems pushed the Company’s stock from a high of $83.06 on August 15, 2008 to $47.81 in June 2010 which was its lowest point in five years. Moreover, a federal securities fraud class action was filed against the Company and multiple shareholders filed shareholder derivative actions against the Company’s directors and certain of its officers relating to the manufacturing problems and the FDA warning letters.
     5. Despite the troubles that have plagued the Company as a result of its mismanagement, beginning in June 2010, Sanofi approached Genzyme about acquiring the Company. Instead of engaging with Sanofi in constructive discussions designed to maximize shareholder value, defendants have thwarted every move taken by Sanofi in its pursuit of Genzyme. First, defendants tried to stall Sanofi, insisting that its internal troubles and a pending proxy contest initiated by investor Carl Icahn (“Icahn”) made discussions concerning a potential transaction impractical. Then, even after those issues were resolved, defendants still would not engage in a dialogue with Sanofi and instead have followed a concerted path to keep Sanofi at bay and protect their own positions at Genzyme. Most recently, Genzyme has continued its strategy of entrenchment which it camouflages through the pretext of apathy from Sanofi in an attempt to diffuse shareholder frustration.
     6. Defendants’ tactics forced Sanofi in August 2010 to go public with its proposal for an acquisition at $69 per share; however, Sanofi indicated that if it were given access to due diligence, it might increase its offer to as high as $80 per share (the “Proposal”). When even that did not bring Genzyme to the table, Sanofi was forced to take its offer directly to Genzyme shareholders by initiating a hostile tender offer at $69 per share. Since that time, Sanofi has extended its offer to January 21, 2011, but defendants have steadfastly avoided meaningful discussions with Sanofi which could maximize shareholder value thereby breaching fiduciary duties owed to Genzyme’s public shareholders.
     7. To compound matters, defendants have not been truthful and forthcoming in their communications with Genzyme shareholders concerning the Sanofi Offer. On October 7, 2010, in response to the Sanofi Offer, Defendants filed with the SEC, and disseminated to Genzyme shareholders, a Form 14D-9 (the “14D-9”) urging that they not tender their shares to Sanofi. The 14D-9 is rife with material omissions and/or misstatements in contravention of §§14(e) and 20(a) of the Securities Exchange Act of 1934 (“1934 Act”) and/or Defendants’ fiduciary duty of disclosure under state law. Specifically, defendants, in the 14D-9 and the subsequent amendments thereto, omit and/or misrepresent material information concerning: (a) the basis for Genzyme’s decision not to engage in discussions with Sanofi or permit Sanofi to conduct due diligence; (b) the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) dated

October 7, 2010 that the Sanofi Offer was inadequate; (c) the opinion of Goldman Sachs & Co. (“Goldman Sachs”) dated October 7, 2010 that the Sanofi Offer was inadequate; and (d) the Company’s financial forecasts. Without this material information, Genzyme shareholders are prevented from making a fully-informed decision as to the adequacy of the Sanofi Offer and whether to tender their shares.
     8. The arbitrary rejection by defendants of the Sanofi Offer is improper and unlawful. To remedy and prevent further breaches of fiduciary duties and other misconduct, Plaintiffs seek, inter alia, an Order from the Court appointing an independent special committee of the Company with full authority to: (a) evaluate, negotiate and if in the best interests of all of the shareholders accept the Sanofi Offer or, if possible, a higher bid; and (b) pursue other opportunities to obtain the highest value available for the shares in the Company. Plaintiffs also seek an Order from the Court requiring defendants to disclose publically all material information concerning the Sanofi Offer to Genzyme’s public shareholders.
     9. Plaintiffs also seek compensatory damages on behalf of themselves and on behalf of the class for the diminution of the value of their stock in the Company resulting from the conduct of the Individual Defendants, together with interest and costs including reasonable attorneys’ fees.
PARTIES
     10. Plaintiffs, at all relevant times, have been continuous owners of common stock shares of Genzyme.
     11. Defendant Termeer (“Termeer”) since December 1985 has been Genzyme’s CEO; Chairman of the Board of Directors (“Board”) since May 1988; and President and a director since October 1983. Termeer is a citizen of Massachusetts.

     12. Defendant Michael S. Wyzga (“Wyzga”) since May 2003 has been Genzyme’s Executive Vice President, Financeand its Chief Financial Officer since July 1999. Wyzga was also Genzyme’s Chief Accounting Officer from January 1999 to November 2008; Senior Vice President, Finance from July 1999 to May 2003; Senior Vice President, Corporate Controller from January 1999 to July 1999; and Vice President and Corporate Controller from February 1998 to January 1999. Wyzga is a citizen of Massachusetts.
     13. Defendant Robert J. Carpenter (“Carpenter”) has been a Genzyme director since 1994. Carpenter is a citizen of Massachusetts.
     14. Defendant Charles L. Cooney (“Cooney”) has been a Genzyme director since 1983. Cooney is a citizen of Massachusetts.
     15. Defendant Douglas A. Berthiaume (“Berthiaume”) has been a Genzyme director since 1988. Berthiaume is a citizen of Massachusetts.
     16. Defendant Gail K. Boudreaux (“Boudreaux”) has been a Genzyme director since 2004. Boudreaux is a citizen of Illinois.
     17. Defendant Robert J. Bertolini (“Bertolini”) has been a Genzyme director since December 2009. Bertolini is a citizen of New Jersey.
     18. Defendant Victor J. Dzau (“Dzau”) has been a Genzyme director since 2000. Dzau is a citizen of North Carolina.
     19. Defendant Connie Mack III (“Mack”) has been a Genzyme director since 2001. Mack is a citizen of Florida.
     20. Defendant Richard F. Syron (“Syron”) has been a Genzyme director since 2006. Syron is a citizen of Massachusetts.

     21. Defendant Ralph V. Whitworth (“Whitworth”) has been a Genzyme director since April 2010. Whitworth is a citizen of California.
     22. Defendant Steven Burakoff (“Burakoff”) has been a Genzyme director since June 2010. Burakoff is a citizen of New York.
     23. Defendant Eric Ende (“Ende”) has been a Genzyme director since June 2010. Ende is a citizen of Florida.
     24. Defendant Dennis M. Fenton (“Fenton”) has been a Genzyme director since June 2010. Fenton is a citizen of California.
     25. The defendants named in paragraphs 11 through 24 above are hereinafter referred to as the “Individual Defendants.”
     26. Defendant Genzyme is a Massachusetts biotechnology company with a broad product and service portfolio focused on rare genetic disease disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Defendant Genzyme is a citizen of Massachusetts with a principal place of business in Cambridge, Massachusetts.
     27. The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, and as such are required to: (a) exercise their best judgment; (b) use their ability to control and manage Genzyme in a fair, just and equitable manner; (c) to act prudently and in the best interests of the Company’s shareholders; and (d) avoid all conflicts of interest or abstain from voting.
JURISDICTION AND VENUE
     28. This Court has jurisdiction over claims asserted herein pursuant to §27 of the 1934 Act for violation of §§14(e) and 20(a) of the 1934 Act.

     29. This Court also has jurisdiction over all causes of action asserted herein pursuant to 28 U.S.C. §1332(a)(2) in that Plaintiffs and defendants are citizens of different states and the amount in controversy exceeds $75,000, exclusive of interest and costs. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.
     30. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by the District courts permissible under traditional notions of fair play and substantial justice.
     31. Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because: (a) Genzyme maintains its principal place of business in this District; (b) one or more of the defendants either resides in or maintains executive offices in this District; (c) a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to Genzyme, occurred in this District; and (d) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.
CLASS ACTION ALLEGATIONS
     32. Plaintiffs bring this action individually, and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as is described more fully below.
     33. The claims asserted herein are properly maintainable as class action counts because:
          (a) The Class is so numerous that joinder of all members is impractical. As of June 30, 2010, the Company had 254.84 million outstanding shares of its common stock, held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of the common stock are geographically dispersed throughout the United States;
          (b) There are questions of law and fact which are common to the Class, and which predominate over questions affecting any individual Class member(s). The common questions include, inter alia, the following:
          (c) Whether the defendants have breached their fiduciary duties owed by them to Plaintiffs and the other members of the Class;
          (d) Whether the defendants are unlawfully entrenching themselves in a controlling position and preventing the Company’s shareholders from maximizing the value of their holdings;
          (e) Whether the defendants have violated §§14(e) and 20(a) of the 1934 Act; and
          (f) Whether the Class is entitled to compensatory damages and/or equitable relief as a result of the wrongful conduct committed by defendants.
     34. Plaintiffs are members of the Class and are committed to prosecuting this action. Plaintiffs have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     35. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate the relief sought herein with respect to the Class as a whole.
     36. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     37. Under Massachusetts law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (a) a change in corporate control; or (b) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium at the highest price attainable in the market.
     38. To adequately comply with these duties, neither the directors nor the officers may take any action that:
          (a) would adversely affect the value provided to the corporation’s shareholders;
          (b) would discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

          (c) would contractually or de facto prohibit themselves from complying with their fiduciary duties;
          (d) would otherwise adversely affect their duty to secure the highest value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) would provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     39. In accordance with their duty of loyalty, the Individual Defendants, as directors and/or officers of Genzyme, are obligated under Massachusetts law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense of or detriment to the public shareholders.
     40. The Individual Defendants, separately and together, in connection with the Proposal, are negligently, recklessly or knowingly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Genzyme.
     41. Because the Individual Defendants are negligently, recklessly or knowingly breaching their duties of loyalty, good faith, and independence in connection with the Proposal, the burden of proving the inherent or entire fairness of the Proposal, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

BACKGROUND TO SANOFI’S OFFER
     42. On February 27, 2009, the FDA sent the Company a warning letter describing the Company’s Allston manufacturing plant as having “significant objectionable conditions.” A few months later, the Company shut down its Allston manufacturing facility after it was found to be contaminated by a virus.
     43. The Company’s failed attempts to clean-up the manufacturing plant resulted in additional FDA citations. On or about March 24, 2010, defendant Termeer and other Genzyme executives entered into a consent decree with the FDA, which requires Genzyme to pay a $175 million fine, to limit its distribution of certain products, to move certain of its operations out of its Allston plant, and to implement a comprehensive remediation plan to improve quality and compliance at the Allston plant (which will take between two and three years to complete).
     44. The FDA further required Genzyme to comply with a series of manufacturing milestones, which, if not met, will result in additional fines to the Company of up to $15,000 per day for a period of seven to eight years. These regulatory proceedings caused the Company’s stock price to plummet from a high of more than $83 per share in mid-2008 and a price of $73 as recently as mid-February 2009 to a low of $47 per share in June 2010. The Company’s conduct prompted the filing of a federal securities class action and several shareholder derivative actions by enraged Genzyme shareholders.
     45. In the midst of Genzyme’s turmoil, Sanofi in February 2010 began assessing a potential acquisition of Genzyme. On May 23, 2010, Sanofi CEO Christopher Viehbacher (“Viehbacher”) contacted Tremeer to convey Sanofi’s interest in acquiring Genzyme. Tremeer responded that the Company could not engage in discussions until Genzyme shareholder Carl Ichan’s (“Ichan”) proxy contest was resolved. In response to the troubling events at Genzyme,

Icahn initiated a proxy contest proposing a new slate of directors. The proxy contest ultimately resulted in a settlement on June 9, 2010, pursuant to which the Genzyme Board agreed to appoint two directors designated by Icahn.
     46. After resolution of the Icahn proxy contest, however, on July 10, 2010 Tremeer informed Viehbacher without explanation that the Genzyme Board had determined that the timing to explore a Genzyme-Sanofi transaction was not right.
     47. Sanofi’s interest in Genzyme began to be covered by the media. On July 23, 2010, The New York Times published an article titled “Sanofi Said to Have Offered to Make a Bid for Genzyme.” The article stated:
Sanofi-Aventis has made an informal takeover approach to Genzyme, a person briefed on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.
* * *
Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.
     48. In a July 26, 2010 article on Bloomberg.com, Sven Borho, an analyst with OrbiMed Advisors stated that “if two or three companies get involved in bidding, the $80s are achieved really easily. There are so few good assets out there, and this is one of the more promising assets.” The Bloomberg.com article reported that GlaxoSmithKline plc recently had also made an overture to Genzyme. Other reports claimed that Johnson & Johnson was interested in pursuing an acquisition of Genzyme as well.
     49. On July 29, 2010, Sanofi, in a letter to the Genzyme Board, proposed an acquisition price of $69 per share as a starting point for negotiations. Rather than exploit Sanofi’s interest in order to initiate a competitive sales process for maximizing shareholder value, Defendants dismissed the proposal out of hand without even entertaining any negotiations over an adequate price or agreeing to provide Sanofi with any confidential information necessary for Sanofi to increase its offer.
     50. Because of defendants’ improper and unreasonable stonewalling, on August 29, 2010, Sanofi was forced to make public its offer to buy Genzyme for $69 per share. In a letter to Termeer, Viehbacher stated in part:
We are disappointed that you rejected our proposal on August 11 without discussing its substance with us. After our repeated requests, you agreed only to let our respective financial advisors hold a meeting of limited scope. Our financial advisors finally met briefly on August 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions. As I have mentioned to you, we are committed to a transaction with Genzyme, and, therefore, we feel we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public.
Sanofi-Aventis’ fully-financed, all-cash offer to acquire all of the issued and outstanding shares of Genzyme’s common stock for $69.00 per share represents a very significant premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Our offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme. Based on the analysts’ consensus estimates, this represents a multiple of 36 times 2010 EPS and 20 times 2011 EPS, which takes into account the expected recovery of Genzyme’s performance in 2011.
     51. The following day, Monday, August 30, 2010, Genzyme rejected the Proposal. In a letter to Sanofi, Genzyme’s CEO, Termeer, said that the Board had unanimously rejected the offer and was “not prepared to engage” in negotiations with an “unrealistic” starting price. Notably, Termeer failed to provide any basis for his statements.
     52. The following day, it was reported that Matrix Asset Advisors (“Matrix”), a Genzyme investor group, sent a letter to the Company’s Board urging it to sit down at the table with Sanofi. The letter read in part:
The Board must weigh the present values of Sanofi’s near-term, certain, cash proposal (or others that might emerge) against the longer and riskier stay-the-

course approach. Based on Sanofi’s letter and conference call, it is clear that the $69/share bid is simply a starting point for negotiations, and that their appraisal can move meaningfully higher as Genzyme demonstrates why it should.
     53. Matrix Chief Investment Officer David Katz (“Katz”) said in an interview at the time that if Genzyme began negotiations at $69 per share, a consensus would likely be reached at a price in the mid $70s per share. If there were another bidder involved, Katz said, Genzyme would likely fetch a price in the low $80s per share. According to Katz, “[t]here is a very substantial bid on the table. It is sufficient to start discussions, rather than waiting for a higher opening bid.” Matrix had sent a letter to the Genzyme Board in April 2010 urging the company to oust Termeer and to consider a sale of the company to a global pharmaceutical company.
     54. On August 31, 2010, The Wall Street Journal reported that Genzyme may be taking a serious risk by not engaging in talks with Sanofi. In particular, it was reported that:
... taken too far, Genzyme’s strategy could backfire. By keeping Sanofi from doing due diligence, the U.S. firm risks limiting any bid price. Regulators forced Genzyme to slow production of key drugs, leaving the company at risk until inventories are restored, likely at the end of 2011. That worry is largely responsible for the decline in Genzyme shares from a high topping $83 in 2008 to around $54 just before Sanofi’s approach last month.
Without confidence the problems are resolved, even the current offer looks rich. Genzyme trades at 19.5 times next year’s consensus earnings, compared with a peer average around 10.3 times, says Jim Birchenough of Barclays Capital.
Sanofi looks likely to raise its bid above $70 to get conversations flowing. But it also has a strong negotiating position. If it walks, Genzyme’s shares would likely return to about $50, wiping out paper gains for activist investors. Merrill Lynch estimates Carl Icahn bought his Genzyme shares in the low-to-mid $50s, while Relational Investors acquired it in the low-to-mid $60s.
With no sign of other bidders, Genzyme should beware overplaying its hand.
     55. As further evidence of the defendants’ efforts to entrench themselves improperly, on September 14, 2010, The Wall Street Journal reported that Genzyme agreed to sell its genetic-testing business to Laboratory Corp. of America Holdings for $925 million. The sale is part of defendants’ plan to also divest itself of two additional divisions, including its diagnostics business which sells tests and testing supplies, and its pharmaceuticals intermediates unit which sells pharmaceutical materials and technologies to other drug companies. According to the Company, it plans to “use the total sale proceeds [from the three units] to finance the second half of a $2 billion stock buyback slated for completion by May 2011.”
     56. On September 20, 2010, Termeer and Viehbacher met to discuss Sanofi’s interest in acquiring Genzyme. At the meeting, Viehbacher requested that Genzyme agree to a price range of between $69 and $80 per share to facilitate negotiations. Again, Termeer dismissed Sanofi’s proposal out of hand and refused to suggest an alternative range which Viehbacher had requested in order to jumpstart the negotiations.
     57. On September 28, 2010, The Wall Street Journal reported that Genzyme’s continued refusal to engage Sanofi was risky. In particular, the article stated:
Termeer should beware taking his nonengagement strategy too far. Even if all goes smoothly, Genzyme is unlikely to trade near $69 a share as an independent company in the near term. If Sanofi gets fed up and walks away, Mr. Termeer might wind up with more time on his hands than he expected.
     58. Faced with the Board’s stonewalling, on October 4, 2010, Sanofi took its offer directly to Genzyme’s shareholders, initiating a hostile tender offer at $69 per share. In the letter to Termeer explaining the offer, Viebacher stated in relevant part:
We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation. We continue to believe that our proposal is compelling for you shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.
Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme’s outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme’s business and operations. (Emphasis supplied.)
After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme.
You have, therefore, left us no alternative but to commence a tender offer and take our offer directly to your shareholders. We strongly believe that our offer price of $69.00 per share in cash is compelling and represents substantial value for Genzyme’s shareholders.
     59. In an article on the Sanofi Offer published in the Dow Jones Newswires on October 4, 2010 entitled, “Sanofi Hostile Bid Gives Genzyme Investors Comfort, Frustration,” it was reported that Matt Loucks, a portfolio manager with Sit Investment Associates, which owns about 252,000 Genzyme shares, was growing frustrated with Genzyme’s obstinacy:
Sanofi’s move to “go hostile” highlights the lack of progress toward a deal and the potential multimonth timeline that may only add a few dollars to Genzyme’s current stock price. For that reason, Loucks is leaning toward trimming his firm’s position in Genzyme because the money might be better used elsewhere.
Shareholders would have preferred the tender offer to begin at a higher price but ultimately understand Sanofi’s contention that it was bidding against itself. With no access to Genzyme’s financial details and a lack of other bidders, there was no reason for a higher offer. (Emphasis supplied.)
Shareholders seem to have more frustration with Genzyme’s unwillingness to talk with Sanofi, although they understand that the process likely involves some gamesmanship.
“Hopefully this will move the [Genzyme] board toward something more constructive,” said David Katz, president and chief investment officer of Matrix Assets Advisors, a New York investment manager that owns about 261,000 Genzyme shares.

Katz wrote a letter to Genzyme’s board in August urging directors to “aggressively pursue” selling the company and, during a proxy battle led by Carl Icahn earlier this year, pushed for the resignation of Genzyme’s Chief Executive Henri Termeer.
In demonstrating Genzyme’s refusal to talk, Sanofi said Termeer refused to provide any additional value-related information in a Sept. 20 meeting with Sanofi Chief Executive Christopher Viehbacher, according to a Monday regulatory filing.
Termeer stated that he was in no hurry to reach a deal, the timing wasn’t right, and he suggested to Viehbacher that Sanofi drop its offer and consider reinitiating contact in 2011, according to Sanofi.
“It is disappointing,” Loucks said. “The fact that you aren’t even sitting down with them and discussing things to me is not right.” (Emphasis supplied.)
     60. On October 7, 2010, defendants’ filed with the SEC the 14D-9 advising shareholders not to tender their shares on the grounds that the $69 price offered by Sanofi allegedly was inadequate. Specifically, the 14D-9 listed the following reasons for its recommendation: (a) Sanofi’s $69 per share offer fails to compensate the Company’s shareholders for the value of the Company’s unique and industry-leading franchise; (b) Sanofi’s opportunistic offer fails to recognize the substantial value creation potential of the Company’s five-point plan—which rightfully belongs to Genzyme’s shareholders; (c) the offer does not reflect Genzyme’s valuable pipeline; (d) the offer price does not adequately compensate Genzyme shareholders for the strategic importance and financial benefit to Sanofi of the transaction; and (e) the offer is financially inadequate based upon the opinions of Credit Suisse and Goldman Sachs. As set forth below, the 14D-9 and the subsequent amendments thereto omit and/or misrepresent material information concerning Sanofi’s Offer in contravention of §§14(e) and 20(a) of the 1934 Act.
     61. Instead of providing Genzyme shareholders with the information they needed to make a fully-informed decision concerning the Sanofi Offer, however, the 14D-9 threatened that the Company would employ defensive measures to ward off Sanofi. Specifically, the 14D-9 reminded shareholders (and Sanofi) that: (a) the Company “reserved the right to amend the Company’s by-laws, prior to the closing of the Offer, to elect to have the Company covered by Chapter 110D,” which would deprive a hostile acquirer of control shares the right to vote those shares; (b) the Board could adopt a “poison pill;” and (c) the Board could stagger the terms of its members to prevent Genzyme from putting forth a competing slate of directors.
     62. Meanwhile, on October 20, 2010, on Bloomberg.com, Genzyme reported its third quarter results indicating sales earnings of $1 billion, missing the average $1.1 billion estimate of analysts surveyed by Bloomberg. While net income rose to $69 million from $16 million a year earlier, the comparison was during a period when Genzyme was forced to close down production of certain medicines due to contamination in one of its plants.
     63. Nonetheless, on November 8, 2010, Viehbacher once again reached out to Genzyme in a letter that read:
Mr. Henri Termeer
Chairman, President and Chief Executive Officer
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02147
USA
Dear Henri,
Now that Genzyme’s third-quarter earnings have been released, you have had the opportunity to speak to shareholders regarding Genzyme’s business and prospects (including the detailed presentation to analysts and investors on October 22) and the market has had a chance to digest and react to all of this information, we would again like to request that you meet with us to discuss our proposal to acquire Genzyme. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.
You have publicly disclosed that Genzyme’s Board has authorized management and the company’s advisors to “probe and evaluate alternatives” for Genzyme and its assets, including contacting third parties. We were encouraged to hear this, but to date, we have not been contacted or included in this process. We are prepared to meet with you and, if you prefer, with your advisors, at any time to discuss our respective views as to the appropriate value of Genzyme’s business and prospects and how to move this transaction process forward in a cooperative manner. As you will recall, at our meeting in September, I proposed several pathways to advance our discussions, such as providing us with some limited due diligence regarding manufacturing or arranging a meeting with your commercial team to discuss the prospects for alemtuzumab. We remain ready and willing to participate in any such meetings.
You have expressed publicly (and, we understand, directly during your conversations with Genzyme shareholders) that you are committed to maximizing shareholder returns and that you value shareholders’ voices. However, we note certain comments in your Schedule 14D-9 that appear to be inconsistent with that objective. (Emphasis supplied.)
First, you indicated that you believe that the Genzyme Board can, at any time, opt to immediately stagger the terms of its members, extending the terms of two-thirds of Genzyme’s current directors for an additional one to three years. This action would deprive shareholders of the opportunity to elect the full Genzyme Board at the 2011 annual meeting of shareholders, a right they expressly demanded. As you know, in 2006, holders of more than 85% of the outstanding shares of Genzyme common stock voted to approve an amendment to Genzyme’s Articles of Organization to provide that all directors would be elected annually. Given this, we do not believe that it would be appropriate for the Genzyme Board to disenfranchise shareholders by unilaterally staggering the terms of directors.
Second, you stated that the Genzyme Board retains the ability to adopt a “poison pill”. As you are well aware, if adopted, the poison pill would prevent Sanofi-Aventis from acquiring Genzyme, regardless of your shareholders’ support for a transaction.
Third, you indicated that the Genzyme Board may wield the Massachusetts anti-takeover statutes in a manner that would, as a practical matter, prevent Sanofi-Aventis from acquiring Genzyme without the cooperation of Genzyme’s Board, notwithstanding your shareholders’ support of a transaction.
We believe it would be inappropriate for the Board to take these defensive actions. If we are unable to have a direct dialog with you, in all fairness you should allow your shareholders the opportunity to decide for themselves whether or not to accept our proposal.
Your shareholders should know with certainty that you will not interfere with their right to benefit from our offer by taking any of the actions described above. Therefore, we ask that you take action to make the Massachusetts anti-takeover statute inapplicable to our offer and confirm that Genzyme’s 2011 annual meeting of shareholders, including the election of all directors, will be held on schedule on the fourth Thursday of May (May 26, 2011), as provided in your Bylaws.
It remains our preference to work together with you to reach a mutually agreeable transaction. We continue to believe that a transaction is in the best interests of the shareholders of both Genzyme and Sanofi-Aventis, and we look forward to hearing from you.
Yours sincerely,
Sanofi-Aventis

By:	/ s/ Christopher A. Viehbacher
Christopher A. Viehbacher
Chief Executive Officer
     cc: Genzyme Board of Directors
     64. In response, Genzyme once again gave Sanofi the cold shoulder in a letter dated November 8, 2010 in which Termeer demanded an increased price but refused to provide Sanofi with any meaningful confidential information Sanofi would need in order to increase its offer.
     65. Genzyme’s approach to the Sanofi Offer is not surprising since the Company’s stated purpose has been to fend off the Sanofi Offer and avoid a sale of the Company completely. Termeer spent most of 2010 telling people that his company “is determined to remain independent.”
     66. As observed by The Boston Globe, Termeer is “fond of reminding people that Genzyme shares traded for as much as $83 each two years ago, and he believes his company’s stock can get back to those levels again.” This has led to speculation that “Genzyme would try to hold out for a minimum sale price in that range.”
     67. There is little to indicate that such a quick recovery is likely, however, even if the Company could erase the past manufacturing problems and right the ship. Boston Globe business columnist Steven Syre indicated that this would take an “a steady stream of good news ... probably a few years-to see Genzyme shares climb back near their old highs again.”

     68. The Company itself believes a three-year recovery period is optimistic. In fact, a Company spokesman recently estimated that it will take “3 or 4 years to complete all the work in our remediation plan” for the Company’s manufacturing problems. In addition, according to the Wall Street Journal, “the three-to four-year process won’t actually begin until the plan is submitted to the FDA in the fourth quarter [of 2010].”
     69. Industry sources have recently acknowledged the risk Sanofi would be taking on in acquiring Genzyme “since it’s not clear whether Genzyme’s manufacturing problems have been resolved.” As recently as August 9, 2010, in a Form 10-Q filed with the SEC, the Company indicated that it had “identified additional inventories that did not meet our quality specifications. Our decision to discard these inventories has resulted in a second quarter write off of $6.5 million in addition to the $21.9 million write off previously reported” which resulted in a loss for the Company during this period.
     70. Industry observers are skeptical as well. Drug marketing analyst Jim Edwards stated that Sanofi’s $69 per share offer is “a lot more money than any Genzyme shareholder is ever going to get from Genzyme” and that Termeer “can’t make a case that he can deliver greater value to his investors than that.” Referring to defendant Termeer’s claims that Sanofi’s proposal fails to value “the significant progress underway to rectify our manufacturing challenges or the potential for our new-product pipeline,” Edwards notes “[t]hat’s a bit like a schoolchild protesting a low homework grade by saying, “this C+ doesn’t value the fact that last week’s homework got a D, and that next week’s might-might!-earn an A.”
     71. Marc Booty, asset manager at Pictet Asset Management has noted “if Genzyme says ‘no’ [to Sanofi], they have to show investors how they will get the share price back to the price of the offer.” With ongoing manufacturing problems, a prolonged and perhaps indefinite recovery period, and potential instability in its management structure moving forward, the Company has not adequately explained to its shareholders how it plans to remain independent and raise its share value to the reported range of the Sanofi Offer. More importantly, the Company has not adequately explained to its shareholders why it is failing to negotiate in good faith with Sanofi and, further, failing to engage in an open and honest process of evaluating a possible sale of the Company.
     72. Defendants’ refusals to negotiate with Sanofi, far from aiding Genzyme and its shareholders by securing rival bidders, have materially and potentially irreparably damaged Genzyme’s opportunity to negotiate for increased consideration. The Wall Street Journal reported on its blog “The Source” on December 13, 2010 that defendants’ refusal to engage Sanofi for so long has backfired if in fact the goal was to negotiate a higher sale price: “given the time that has elapsed since news of Sanofi’s interest in the U.S. biotech first broke this summer, it seems increasingly unlikely that Genzyme will now be able to count on the emergence of a new bidder as an alternative suitor which would put immediate pressure on Sanofi to raise its price.” The Wall Street Journal, “Genzyme and Sanofi: Time For a Compromise?” December 13, 2010.
     73. The following day, on December 14, 2010, Sanofi announced that it would extend the tender offer’s expiration date to January 21, 2011. As of December 10, 2010, only 2,211,989 shares had been tendered in Sanofi’s Offer. Moreover, still thwarted by its attempt to conduct meaningful due diligence, Sanofi did not raise its offer price.
     74. Beginning in mid-December 2010, the respective financial advisors for Genzyme (Credit Suisse and Goldman Sachs) and Sanofi (Evercore Partners and J.P. Morgan) began discussing a transaction structure that would include a contingent value right relating to alemtuzumab, one of Genzyme’s promising products. However, even as part of these discussions, “[n]o confidential information regarding the Company has been provided to Sanofi in the course of these discussions.”
     75. On December 22, 2010, The Wall Street Journal, in an article entitled “Is Genzyme Ready to Cave to Sanofi?,” reported that Genzyme, faced with a hostile takeover bid and the reality that it had scared off all other potential bidders, began to “soften its stance” towards the Sanofi offer: “it is amazing how much an attitude can change when your printout of suitors lists exactly one name. . . . It’s still unclear whether the parties can reach an agreement. But, after Genzyme refused for months to talk to France’s Sanofi about its $18.5 billion hostile offer, there appears to be hope that the two sides can overcome their differences [because] . . . analysts aren’t holding their breaths for a better offer.” However, the article remained silent on whether Genzyme’s directors had made any good-faith efforts to negotiate with Sanofi:
On January 8, 2011, Sanofi announced a modified deal structure that, according to The Wall Street Journal, “would eventually value [Genzyme] at about $80 per share”:
The $80 figure includes a structure known as a contingent value rights, or CVR, which is often used when buyers and sellers can’t agree on a purchase price and usually kicks in after an acquired company meets sales or regulatory targets.
There is still no final agreement and a deal may not happen . . . . But the differences between the two sides have begun to narrow . . . .
Sanofi has been pursuing Genzyme since last summer and made a hostile bid at $69 a share, or $18.5 billion, which Genzyme said grossly undervalued the company. Genzyme had refused to engage with Sanofi, but has since softened its stance as other suitors failed to materialize.
The Wall Street Journal, “Sanofi, Genzyme Discuss New Deal Idea,” January 8, 2011.
     76. The article also noted, however, that, despite the potential size and complexity of such a deal, “Genzyme hasn’t invited Sanofi to conduct due diligence.” With the offer set to expire on January 21, 2011, this failure to allow due diligence impedes Sanofi’s ability to increase its offer.
     77. Now that Sanofi has offered contingent value rights that increase the potential for Genzyme shareholders to receive as much as $80 per share and perhaps even more, the Board must exercise its fiduciary duty to, at a minimum, engage Sanofi in direct, good-faith negotiations to maximize the value of Genzyme’s shareholder’s investment in the Company. Defendants should also allow Sanofi and other bidders, if any, to perform due diligence.
     78. As recently as January 12, 2011, a Bloomberg.com story indicated that while some progress was being made in the CVR, Viehbacher said “that he doesn’t know ‘how far we’ll get’ with the takeover attempt.”
     79. On January 13, 2011, Sanofi announced that the European Commission had cleared Sanofi’s proposed acquisition of Genzyme unconditionally pursuant to European Union merger control rules.
     80. In order to meet their fiduciary duties, the Individual Defendants are obligated to pursue in good faith transactions to maximize shareholder value, instead of protecting their self-interests. Due to their refusal to pursue in good faith the Sanofi Offer, the Individual Defendants are failing to obtain the highest value reasonably available for the benefit of Genzyme’s shareholders.
THE MATERIALLY MISLEADING 14D-9
     81. In connection with the Sanofi Offer and in order to dissuade Genzyme shareholders from tendering their shares via the Sanofi Offer, defendants on October 7, 2010, filed with the SEC and disseminated to Genzyme shareholders the 14D-9, which contained the Board’s recommendation those shareholders not tender their shares. This shareholder communication, along with subsequent amendments to the 14D-9, violated federal law and constituted breaches of the fiduciary duty of candor to the public shareholders of Genzyme by misrepresenting and failing to disclose material information. Specifically, the 14D-9 omits/or misrepresents the material information set forth below in contravention of §§14(e) and 20(a) of the 1934 Act.
     82. The Basis for Genzyme’s Decision Not to Engage in Discussions with Sanofi and Not to Provide Sanofi with Due Diligence. The Schedule 14D-9 on pages 30-32 lists five factors that the Genzyme Board considered in determining not to recommend the Sanofi Offer to Genzyme shareholders: (a) Sanofi’s $69 per share offer fails to compensate the Company’s shareholders for the value of the Company’s unique and industry-leading franchise; (b) Sanofi’s opportunistic offer fails to recognize the substantial value creation potential of the Company’s five-point plan—which rightfully belongs to Genzyme’s shareholders; (c) the offer does not reflect Genzyme’s valuable pipeline; (d) the offer price does not adequately compensate Genzyme shareholders for the strategic importance and financial benefit to Sanofi of the transaction; and (e) the offer is financially inadequate based upon the opinions of Credit Suisse and Goldman Sachs. These statements are materially misleading and omit material information because even if these factors supported the position taken by the Board that the $69 per share Sanofi Offer was inadequate, they do not adequately explain the decision made by defendants not to engage with Sanofi in constructive negotiations, including complete due diligence, as a means to induce Sanofi to increase its offer. Nowhere in the 14D-9 do defendants explain adequately why they did not engage in constructive discussions with Sanofi nor why they did not consider conducting a market check to determine whether other parties might be willing to offer more than Sanofi to acquire the Company. Without this information, Genzyme shareholders are unable to properly evaluate the Company’s value in the marketplace and the adequacy of the Sanofi Offer.
     83. The Opinion of Credit Suisse Securities (USA) LLC Dated October 7, 2010. In connection with its consideration of the Sanofi Offer, the Company engaged Credit Suisse to render an opinion on the fairness of the Sanofi Offer. The 14D-9 on page 29 describes presentations made by Credit Suisse to the Genzyme Board on October 5, 2010 in connection with its rendering of the opinion that the price offered in the Sanofi Offer was inadequate. The text of the opinion letter is also attached as Exhibit A(3) to the 14D-9. The description of the presentation and the opinion itself is materially misleading and omits material information. The opinion states that in connection with rendering the opinion, Credit Suisse:
have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.
The 14D-9, however, provides no disclosures about what information Credit Suisse considered, what analyses it performed with that information, the data and inputs underlying those analyses, the manner in which the analyses were performed, and the value ranges for Genzyme that resulted from the analyses. Without this information, Genzyme shareholders are unable to independently assess the basis for Credit Suisse’s conclusion that the Sanofi Offer is inadequate and what weight, if any, to place on the Credit Suisse opinion in determining whether to tender their shares in connection with the Sanofi Offer.
     84. The Opinion of Goldman Sachs & Co. Dated October 7, 2010. In connection with its consideration of the Sanofi Offer, the Company also engaged Goldman Sachs to render an opinion on the fairness of the Sanofi Offer. The 14D-9 on page 29 describes presentations made by Goldman Sachs to the Genzyme Board on October 5, 2010 in connection with its rendering of the opinion that the price offered in the Sanofi Offer was inadequate. The text of that opinion letter is also attached to the 14D-9 as Exhibit A(4). The description of the presentation and the opinion itself is materially misleading and omits material information. The opinion states that in connection with rendering the opinion, Goldman Sachs:
compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
The 14D-9, however, provides no disclosures about what information Goldman Sachs considered, what analyses it performed with that information, the data and inputs underlying those analyses, the manner in which the analyses were performed, and the value ranges for Genzyme that resulted from the analyses. Without this information, Genzyme shareholders are unable to independently assess the basis for Goldman Sachs’ conclusion that the Sanofi Offer is inadequate and what weight, if any, to place on the Goldman Sachs opinion in determining whether to tender their shares in connection with the Sanofi Offer.
     85. The Company’s Financial Forecasts. On page 29, the 14D-9 states that during meetings of Genzyme’s Board on October 5-7, 2010, the Board “reviewed the Company’s Financial Forecast[s].” In addition, in connection with the rendering of its opinions, the Credit Suisse opinion on page A-1 states that it reviewed “Company management’s financial forecasts for the Company (the ‘Forecasts’),” and the Goldman Sachs opinion on page B-2 states that it reviewed “certain financial analyses and forecasts for the Company including, management’s forecasts (the ‘Forecasts’) approved for our use by the Company, and certain adjustments thereto as reviewed and discussed by the Board of the Directors of the Company.” These statements are materially misleading and omit material information because the Forecasts themselves are not disclosed. Without this information, Genzyme shareholders are unable to understand Genzyme management’s view of the Company’s prospects moving forward and in turn, how that compares with the Sanofi Offer. Accordingly, Genzyme shareholders are unable to determine whether to tender their shares in the Sanofi Offer.
     86. The Individual Defendants were aware of their duty to disclose the foregoing material information in the 14D-9, and were at least negligent in failing to ensure that this material information was disclosed in the 14D-9. Absent disclosure of this material information, Genzyme shareholders are unable to make an informed decision about whether to tender their shares in the Sanofi Offer, and therefore, are threatened with irreparable harm.
     87. As a result of defendants’ conduct, Genzyme’s public stockholders have been and will continue to be denied: (a) a fair and adequate process for obtaining, negotiating and obtaining the highest value reasonably available to which the shareholders are legally entitled in a sale of their Company; and (b) access to all material information necessary to make a fully-informed decision as to whether to tender their shares via the Sanofi Offer.
     88. The continued failure of defendants to engage Sanofi in meaningful, good-faith negotiations and their other conduct specified herein constitutes breaches of Defendants’ fiduciary duties to Genzyme’s shareholders. This action seeks to enjoin Defendants from continuing such wrongful behavior and irreparably harming Plaintiffs and the members of the Class.
     89. Plaintiffs request that this Court grant the declaratory and injunctive relief necessary to remedy defendants’ breaches of fiduciary duties to shareholders, including duties of loyalty, due care, good faith and fair dealing, and defendants’ violations of federal law.

COUNT I
Against the Individual Defendants and Genzyme for Violations of
§14(e) of the 1934 Act
     90. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.
     91. During the relevant period, the Individual Defendants and Genzyme disseminated the false and misleading 14D-9 specified above, which failed to disclose or misrepresented material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.
     92. The 14D-9 was prepared, reviewed, and/or disseminated by the Individual Defendants and Genzyme. They misrepresented and/or omitted material facts, including material information about the consideration offered in the Sanofi Offer, and the actual intrinsic value of the Company’s assets.
     93. In so doing, the Individual Defendants and Genzyme made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of §14(e) of the 1934 Act. The Individual Defendants and Genzyme were aware of this information and of their duty to disclose this information in the 14D-9.
     94. The Individual Defendants and Genzyme were at least negligent in filing the 14D-9 with these omissions and materially false and misleading statements.
     95. The omissions and false and misleading statements in the 14D-9 are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in the Sanofi Offer. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the 14D-9 and in other information reasonably available to shareholders.
     96. By reason of the foregoing, the Individual Defendants and Genzyme have violated §14(e) of the 1934 Act.
     97. Because of the false and misleading statements in the 14D-9, Plaintiffs are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure Defendants’ misconduct is prevented.
COUNT II
Against the Individual Defendants for Violation of §20(a) of the 1934 Act
     98. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.
     99. The Individual Defendants acted as controlling persons of Genzyme within the meaning of §20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Genzyme, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the omissions and false statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading.
     100. Each of the Individual Defendants were provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiffs to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.
     101. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein and in fact exercised such control. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants for shareholders not to tender their stock. They were thus directly involved in the making of this document.
     102. By virtue of the foregoing, the Individual Defendants have violated §20(a) of the 1934 Act.
     103. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated §14(e) and SEC Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to §20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiffs and the Class will be irreparably harmed.
COUNT III
Breach of Fiduciary Duties of Loyalty, Due Care,
Good Faith and Fair Dealing Against the Individual Defendants
     104. Plaintiffs incorporate by reference and re-allege each and every allegation set forth above, as though fully set forth herein.
     105. The Individual Defendants were and are under a duty to: (a) act in the interests of the equity owners; (b) maximize shareholder value; (c) undertake appropriate evaluation(s) of the proposed merger/acquisition offer(s); (d) act in accordance with their fundamental duties of due care, loyalty, good faith and fair dealing; and refrain from acting where their interests conflict with those of the other Genzyme shareholders.
     106. By the acts and courses of conduct alleged herein, the Individual Defendants, in breach of their fiduciary duties to Plaintiffs and the other members of the Class, failed to pursue the Sanofi Offer or other bids in order to obtain the highest value reasonably available Plaintiffs and other members of the Class for their stock in Genzyme.
     107. The Individual Defendants have refused to fairly and adequately evaluate or negotiate the premium offer from Sanofi for the Company’s common stock because they have put ahead of the Plaintiffs’ and other shareholders’ interests their own self-interests in an attempt to entrench themselves for the purpose of maintaining control of the Company. Defendants’ conduct is in direct violation of their fiduciary duties.
     108. As a result of the actions of the Individual Defendants, Plaintiffs and the other members of the Class are, and will be, prevented from obtaining the highest value reasonably available for their shares of Genzyme common stock.
     109. The conduct of the Individual Defendants as described above can only be prevented if this Court enters an Order appointing an independent special committee of the Company with full authority to (a) evaluate, negotiate and, if in the best interests of all of the shareholders equally, accept the Sanofi bid or, if possible, a higher bid; and (b) pursue other opportunities to obtain the highest value reasonably available for the shares in the Company. Plaintiffs also seek an order from the Court requiring defendants to disclose all material information concerning the Sanofi Offer to Genzyme’s public shareholders.
     110. Plaintiffs and the Class are also entitled to compensatory damages together with interest and costs for any diminution of the value of their shares as a result of the Individual Defendants’ conduct described above.
COUNT IV
Breach of Fiduciary Duty of Disclosure Against All Defendants
     111. Plaintiffs incorporate by reference and re-allege each and every allegation set forth above, as though fully set forth herein.

     112. The defendants owe the duty of full and fair disclosure to the Company’s shareholders. The Individual Defendants have breached that duty as alleged in detail herein.
     113. The Defendants’ breaches have and will damage Plaintiffs and the Class who have no means by which to protect their interests absent the Court’s appointment of an independent special committee as described above.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiffs pray for relief,in favor of the Class and against defendants as follows:
1.	Entry of an Order certifying that the above-captioned action is properly maintainable as a class action;

2.	Entry of an Order appointing an independent special committee of the Company with full authority to:
a.	Evaluate, negotiate and, if in the best interests of all of the shareholders equally, accept the Sanofi bid or, if possible, a higher bid; and

b.	Pursue other opportunities to obtain the highest value reasonably available to the shares in the Company;
3.	Entry of an Order requiring Defendants to disclose to Genzyme shareholders the omitted or misrepresented information described herein;

4.	Entry of a judgment in favor of the Class against the defendants for compensatory damages in an amount to be determined at trial, together with interest and costs, including reasonable attorneys’, accountants’, and experts’ fees; and

5.	Such other relief as this Court may deem just and proper under the circumstances.

JURY TRIAL DEMANDED
     Plaintiffs hereby demand a trial by jury.
DATED: January 18, 2011

By:	/s/ Daniel K. Gelb
Richard M. Gelb, BBO# 188240
Daniel K. Gelb, BBO# 659703
Stamenia (Stephanie) Tzouganatos, BBO# 661509
GELB & GELB LLP
84 State Street, 4th Floor
Boston, MA 02109
Telephone: (617) 345-0010
Facsimile: (617) 345-0009
rgelb@gelbgelb.com
dgelb@gelbgelb.com
stzouganatos@gelbgelb.com

Theodore M. Hess-Mahan, BBO #557109
HUTCHINGS, BARSAMIAN, MANDELCORN
& ZEYTOONIAN, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Telephone: (781) 431-2231
Facsimile: (781) 431-8726
thess-mahan@hutchingsbarsamian.com

Interim Co-Liaison Counsel for Plaintiffs and the
Proposed Class

Robert I. Harwood
Jeffrey M.Norton
HARWOOD FEFFER LLP
488 Madison Ave.
New York, NY 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630
rharwood@hfesq.com
jnorton@hfesq.com

Marc M. Umeda
Stephen J. Oddo

Arshan Amiri
Justin D. Rieger
ROBBINS UMEDA LLP
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile : (619) 525-3991
mumeda@robbinsumeda.com
soddo@robbinsumeda.com
rpeterson@robbinsumeda.com
aamiri@robbinsumeda.com

Interim Co-Lead Counsel for the Plaintiffs and the
Proposed Class

Of Counsel
Frank J. Johnson
Frank A. Bottini, Jr.
Shawn E. Fields
JOHNSON BOTTINI, LLP
501 West Broadway, Suite 1720
San Diego, CA 92101
Telephone: (619) 230-0063
Facsimile: (619) 238-0622
frankj@johnsonbottini.com
frankb@johnsonbottini.com
shawnf@johnsonbottini.com
Gregory M. Nespole
Gustavo Bruckner
Martin E. Restituyo
270 Madison Avenue
WOLF HALDENSTEIN ADLER FREEMAN HERZ LLP
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 545-4653
nespole@whafh.com
bruckner@whafh.com
restituyo@whafh.com

Marc I. Gross H.
Adam Prussin
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
100 Park Avenue
New York, NY 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665
migross@pomlaw.com
haprussin@pomlaw.com

CERTIFICATE OF SERVICE
     I hereby certify that this document(s) filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on January 18, 2011.

/s/Daniel K. Gelb
Daniel K. Gelb